The Board of Directors
Citicorp:

We consent to the incorporation by reference of our report dated January 21, 1997 relating to the consolidated balance sheets of Citicorp and subsidiaries as of December 31, 1996 and 1995, the related consolidated statements of income, changes in stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 1996, and the related consolidated balance sheets of Citibank, N.A. and subsidiaries as of December 31, 1996 and 1995, to the Registration Statement on Form S-8 relating to the Citicorp 1997 Stock Incentive Plan, and to the reference to our firm under the heading "Experts" in the Registration Statement. Our report with respect to these consolidated financial statements, which contains an added explanatory paragraph, is included in the 1996 Citicorp Annual Report and Form 10-K.

/s/ KPMG Peat Marwick LLP

April 25, 1997